Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

CONNECTED TRANSACTION
ACQUISITION OF 100% EQUITY INTEREST IN CUCBM

The Board is pleased to announce that on 1 August 2019, CNOOC China, a wholly-owned subsidiary of the Company, entered into an Equity Transfer Agreement with CNOOC, pursuant to which, CNOOC China shall acquire the 100% equity interest in CUCBM held by CNOOC at a total consideration of approximately RMB5.335 billion, which will be settled in cash by CNOOC China. Following the completion of the Acquisition, CUCBM will become an indirect wholly-owned subsidiary of the Company.

LISTING RULES IMPLICATIONS

As at the date of this announcement, CNOOC China is a direct wholly-owned subsidiary of the Company. CNOOC is the controlling shareholder of the Company and currently holds 100% equity interest in CUCBM. Hence, CNOOC is a connected person of the Company. Therefore, the Acquisition contemplated under the Equity Transfer Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) exceed 0.1% but are all less than 5%, the Equity Transfer Agreement is subject to the reporting and announcement requirements, but is exempted from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

DIRECTORS’ CONFIRMATION

The Directors (including the independent non-executive Directors) are of the view that the terms of the Equity Transfer Agreement are fair and reasonable, the Acquisition is not in the ordinary and usual course of business of the Company, the respective terms and conditions therein are on normal commercial terms and in line with the overall development strategy of the Group as well as in the interests of the Company and its shareholders as a whole.

ACQUISITION OF 100% EQUITY INTEREST IN CUCBM

The Board announces that CNOOC China, a wholly-owned subsidiary of the Company, entered into an Equity Transfer Agreement with CNOOC on 1 August 2019. Details of the Equity Transfer Agreement are set out below:

(a)	Equity Transfer Agreement

Date:	1 August 2019

Parties:	(1) CNOOC (as the transferor); and (2) CNOOC China (as the transferee).

Subject matter and consideration:	Pursuant to the terms of the Equity Transfer Agreement, CNOOC China shall acquire the 100% equity interest in CUCBM held by CNOOC and pay a total consideration of approximately RMB5.335 billion to CNOOC.

The total consideration to be paid by CNOOC China to CNOOC was determined after arm’s length negotiation between the parties with reference to the net appraised value of 100% equity interest of CUCBM as at the Valuation Reference Date as set out in the Valuation Report. According to the Valuation Report, the valuation was carried out by using the asset-based approach and discounted cash flow approach by the Independent Valuer. Further details of the principal assumptions used for the profit forecast are set out under the section headed “(b) Valuation of 100% equity interest of CUCBM” below.

Conditions Precedent:	As agreed and confirmed by the parties, Completion will take place on the Completion Date, which shall be conditional upon and subject to, among others,:

(a) all necessary approvals, filings, registration in relation to the Acquisition shall have been obtained from or completed with the relevant governmental and regulatory authorities, including but not limited to having filed the Valuation Report;

(b) the internal approval procedures shall have been performed by the parties to approve the Acquisition according to the applicable laws and the respective corporate governance requirements of the parties;

(c)       no material adverse events occurred on or since the date of signing the Equity Transfer Agreement;

(d)       CNOOC has complied with or performed all of the terms and obligations that are required under the Equity Transfer Agreement to be complied with or performed before the Completion Date; and

(e)       each party has provided all the documentation necessary to prove that such party has satisfied all of the conditions precedents required to be satisfied by such party to the other party.

Payment arrangement:	CNOOC China shall pay the total consideration of approximately RMB5.335 billion in cash for the Acquisition to CNOOC on or before the Completion Date.

Completion:	Completion shall take place on the Completion Date. Upon registration of the change in equity interest, CUCBM will become an indirect wholly-owned subsidiary of the Company.

(b)	VALUATION OF 100% EQUITY INTEREST OF CUCBM

According to the Valuation Report, the net appraised value of assets of 100% equity interest of CUCBM as at 31 December 2018 was approximately RMB5.335 billion. As the Valuation Report of 100% equity interest of CUCBM involved the use of discounted cash flow methodology, the valuation under the Valuation Report is regarded as a profit forecast under Rule 14.61 of the Listing Rules (the “Profit Forecast”), this announcement shall comply with the requirements under Rule 14.62 of the Listing Rules in relation to profit forecast in an announcement.

The principal assumptions upon which the Profit Forecast is based are as follows:

General assumptions:

1.	Transaction assumption

The transaction assumption assumes that all the assets to be valued have already been in the process of transaction and the valuer carries out the valuation based on a simulated market which involves the transaction conditions of the assets to be valued. The transaction assumption is the most basic assumption premise for carrying out the asset valuation.

2.	Open market assumption

The open market assumption assumes that for assets traded or to be traded in the market, parties to the transaction of such assets are dealing with each other at arm’s length and have opportunities and time to obtain sufficient market information in order to make rational judgment on the assets including their functions, uses and consideration of the transaction. The basis of open market assumption is that the assets can be traded openly in the market.

3.	Enterprise going concern assumption

The enterprise going concern assumption is a valuation assumption for taking all of the assets of an enterprise as the appraised entity. In other words, the enterprise as the main operation entity, operates continuously in pursuit of its operation objective under its external environment. The management of the enterprise is responsible for and capable of taking responsibility. The enterprise operates legally and is able to make suitable amount of profits in order to maintain continuously the capability of going concern. In relation to the different types of operating assets of the enterprise, the enterprise can continously make use of the operating assets in accordance with their use, and their manners, scale, frequency and environment of use, or make use of the operating assets on a varied basis.

Specific assumptions:

1.	There will be no material changes to the applicable industry-specific laws, regulations, government policies, and macroeconomic situation in the PRC;

2.	There will be no material changes to the policies including taxation and tax rates to be implemented by the subject of the valuation during the period of future forecast;

3.	The valuation assumes that basic information and financial information provided by the commissioning party and the appraised entity is true, accurate and complete;

4.	The management will fulfil their responsibilities during the period of future forecast, and maintain and operate in accordance with the current ongoing management model as at the valuation reference date;

5.	During the period of future operation, the enterprise will maintain its principal business structure, costs and revenues composition, sales strategy of the future business affairs and cost control in the recent years. The valuation does not take into account of the changes including the operating capabilities, business scale and business structure, which could be attributed to the changes in the management, operating strategy, increase in investment and business environment, notwithstanding that such changes could very likely occur. In other words, the valuation is based on the continuation of the production and operating capabilities, business scale and operating model.

6.	Considering that the foreign currency capital or bank deposits of the enterprise will change frequently or considerably during its process of production and operation, the finance expenses in the Valuation Report does not take into account any interest incomes generated from the deposits or any contingent incomes or losses aside from the interest-bearing liabilities;

7.	There will be no material changes to the technologies and methodologies of the geological survey, exploration and selection technologies and conditions, in relation to the mineral rights. There are no changes to the relevant matters of the product composition contractual arrangements in relation to the areas jointly explored with the external parties;

8.	During the revenue period of the development of mines, the relevant factors of price, cost expenditure, tax rates and interest rates will vary within a normal range;

9.	The mineral rights will continue to be registered in the normal course of events according to the applicable laws and regulation until the year end of the engagement of the valuation services;

10.	According to the Implementing Opinion in relation to the Development and Use of Coalbed Methane (Gas) Subsidy and the Circular on the Criteria of the Development and Use of Coalbed Methane (Gas) Subsidy during the 13th Five-Year Plan (the “Circular”) issued by the Ministry of Finance of the PRC, the CBM development enterprises will receive centralized finance subsidies of RMB0.3/per cubic meter for having exploited one cubic meter of CBM. The valuation conclusion is conditional upon that, during the revenue period of the mines, the CBM development enterprises will be able to continuously receive the financial subsidies based on the above criteria in the Circular;

11.	There will not be any unpredictable and force majeure events which will have any other material adverse effect; and

12.	The valuation does not consider the impact of inflation factors. All pricing criteria adopted in the valuation is subject to the pricing criteria and value system effective as at the Valuation Reference Date.

The Board has discussed with the Independent Valuer about different aspects including the bases and assumptions based upon which the valuation was prepared, and reviewed the Valuation Report for which the Independent Valuer was responsible. The Board has also reviewed the letter from BDO SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP. The Board is of the view that the profit forecast was made after due and careful enquiry.

BDO SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP, the reporting accountant of the Company, has been engaged by the Company to review the accounting policies and calculations for the profit forecast.

A letter from the Board and a letter from BDO SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP are included in the appendices to this announcement for the purpose of Rules 14.61 and 14.62 of the Listing Rules.

(c)	EXPERTS AND CONSENTS

The qualifications of the experts who have given their opinion and advice in their respective reports are as follows:

Name	Qualification

CHINA UNITED ASSETS APPRAISAL GROUP CO., LTD	Independent professional valuer, it is a firm established upon the approval of the Ministry of Finance of the PRC to provide asset valuation services in the PRC

BDO SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP	Qualified Accountant

To the best knowledge, information and belief of the Board and having made all reasonable enquiries, each of CHINA UNITED ASSETS APPRAISAL GROUP CO., LTD and BDO SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP is a third party independent from the Group and is not a connected person of the Group. As at the date of this announcement, neither CHINA UNITED ASSETS APPRAISAL GROUP CO., LTD nor BDO SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP has any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate person(s) to subscribe for securities in any member of the Group.

Each of CHINA UNITED ASSETS APPRAISAL GROUP CO., LTD and BDO SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP has given and has not withdrawn its written consent to the publication of this announcement with inclusion of opinions, advice and statements, and all references to its name (including its qualification) in the form and context in which they are included in this announcement.

(d)	INFORMATION ON CUCBM

CUCBM is a limited liability company established in 1996 in the PRC. Its principal business includes the exploitation and sale of CBM in the PRC.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, CNOOC currently holds 100% of the equity interests in CUCBM. Hence, CUCBM is an associate of the controlling shareholder of the Company and a connected person of the Company pursuant to Rule 14A.12 of the Listing Rules.

As at 31 December 2017, the audited total assets and net assets of CUCBM were RMB 6,823,585,441.79 and RMB 2,226,096,137.64 respectively. As at 31 December 2018, the audited total assets and net assets of CUCBM were RMB 7,767,364,693.62 and RMB 2,206,057,119.45 respectively. The net profit before and after taxation of CUCBM for the two financial years ended 31 December 2018 (audited) were as follows:

	For the year ended 31 December 2017	For the year ended 31 December 2018
	(RMB)	(RMB)
Net profit before taxation	60,417,755.46	10,875,308.30
Net profit after taxation	72,912,996.29	17,544,412.91

(e)	REASONS FOR AND BENEFITS OF ENTERING INTO THE EQUITY TRANSFER AGREEMENT

The Board is of the opinion that entering into the Equity Transfer Agreement is an excellent opportunity for the Company to develop its business in the clean energy and onshore China sectors which is consistent with the overall development strategies of the Company. In particular, the Board considers that reasons for and benefits of the Acquisition are as follows:

(1) The Group is principally engaged in the exploration, development, production and sale of crude oil and natural gas. While the Group is China’s largest producer of offshore crude oil and natural gas, the Company is actively exploring opportunities in the development of unconventional resources. The Company believes unconventional resources has great potential and will become an important source of energy. There is also a trend of increased proportion of unconventional resources in the overall production by major petroleum corporations. The Acquisition also matches with the Company’s development strategy of pursuing a green, low carbon and environmentally-friendly development model; and

(2) CUCBM was established in 1996 as a state enterprise, and is principally engaged in the exploitation and sale of CBM resources in the PRC. The Acquisition enables the Company to take full advantage of CUCBM’s market status, its experience in the industry and track record in cooperation with domestic and foreign companies.

(f)	LISTING RULES IMPLICATIONS

As at the date of this announcement, CNOOC China is a direct wholly-owned subsidiary of the Company. CNOOC is the controlling shareholder of the Company and currently holds 100% equity interest in CUCBM. Hence, CNOOC is a connected person of the Company. Therefore, the Acquisition contemplated under the Equity Transfer Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) exceed 0.1% but are all less than 5%, the Acquisition Equity Transfer Agreement is subject to the reporting and announcement requirements, but is exempted from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

(g)	DIRECTORS’ CONFIRMATION

The Directors (including the independent non-executive Directors) are of the view that the terms of the Equity Transfer Agreement are fair and reasonable, the Acquisition is not in the ordinary and usual course of business of the Company, the respective terms and conditions therein are on normal commercial terms and in line with the overall development strategy of the Group as well as in the interests of the Company and its shareholders as a whole.

From the perspective of good corporate governance, Mr. Yang Hua, Mr. Wang Dongjin, Mr. Yuan Guangyu, and Mr. Xu Keqiang abstained from voting on the resolutions approving the Equity Transfer Agreement and the Acquisition contemplated thereunder at the relevant board meeting due to their positions at CNOOC.

GENERAL INFORMATION OF THE PARTIES TO THE ACQUISITION

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas. CNOOC China is a direct wholly owned subsidiary of the Company.

CNOOC Group principally engages in the provision of professional technical services, refining sales and fertilizers, natural gas and power generation and financial services. CNOOC is a controlling shareholder of the Company.

The principal business activity of CUCBM is the exploitation and sale of CBM in the PRC.

EFFECT ON THE CBM RESOURCES AND EXPLORATION AND DEVELOPMENT COOPERATION AGREEMENT

References are made to the 2012 Announcement and Circular in relation to the CBM Resources Exploration and Development Cooperation Agreement. The abovementioned CBM Resources Exploration and Development Cooperation Agreement will be terminated after the Completion and as soon as reasonably practicable.

As the completion of the Equity Transfer Agreement is subject to certain conditions, the Acquisition contemplated thereunder may or may not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“2012 Announcement and Circular”	the announcement and circular of the Company dated 3 August 2012 in relation to the CBM Resources Exploration and Development Cooperation Agreement

“Acquisition”	the equity acquisition contemplated under the Equity Transfer Agreement

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBM Resources Exploration and Development Cooperation Agreement”	Coalbed Methane Resources Exploration and Development Cooperation Agreement entered into between CNOOC China and CUCBM on 3 August 2012

“CBM”	Coalbed Methane

“CNOOC BVI”

CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly-owned subsidiary of OOGC and the controlling shareholder of the Company directly holding approximately 64.44% of the Shares of the Company in issue as at the date of this announcement

“CNOOC China”	CNOOC China Limited (中海石油(中國)有限公司), a limited liability company incorporated in the PRC and a direct wholly-owned subsidiary of the Company

“CNOOC”

China National Offshore Oil Corporation (中國海洋石油集團有限公司), the controlling shareholder of the Company indirectly holding approximately 64.44% of the Shares of the Company in issue through OOGC and CNOOC BVI as at the date of this announcement

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”

CNOOC Limited ( 中國海洋石油有限公司), a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange and whose American Depository Receipts are listed on the New York Stock Exchange and Toronto Stock Exchange

“Completion Date”	the day on which Completion takes place, which is the last day of the month during which the conditions precedent are either fulfilled or waived or such other dates as the parties may agree

“Completion”	completion of the Acquisition

“Connected Transaction”	has the meaning ascribed to it by the Listing Rules

“CUCBM”	China United Coalbed Methane Corporation Limited ( 中聯煤層氣有限責任公司), a limited liability company incorporated in the PRC

“Director(s)”	the director(s) of the Company

“Equity Transfer Agreement”	the equity transfer agreement entered into between CNOOC China and CNOOC, pursuant to which, CNOOC China shall acquire 100% equity interest in CUCBM held by CNOOC at a total consideration of approximately RMB5.335 billion

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Valuer”	CHINA UNITED ASSETS APPRAISAL GROUP CO., LTD, which is a firm with an approved qualification in the valuation of mining rights and exploration rights issued by the Chinese Association of Mineral Resources Appraisers, and responsible for the preparation of the Valuation Report as agreed by the parties and engaged by CNOOC China

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“OOGC”

Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly-owned subsidiary of CNOOC, the sole shareholder of CNOOC BVI, and a shareholder of the Company directly holding five shares of the Company as at the date of this announcement

“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, Macau and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shares”	shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Valuation Reference Date”	31 December 2018

“Valuation Report”	the valuation report dated 15 March 2019, issued by the Independent Valuer in relation to the 100% equity interest in CUCBM, with 31 December 2018 being the Valuation Reference Date

“%”	per cent

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 1 August 2019

As at the date of this announcement, the Board comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

APPENDIX I – LETTER FROM THE BOARD OF DIRECTORS OF CNOOC LIMITED

1 August 2019

Listing Division

The Stock Exchange of Hong Kong Limited

12/F, Two Exchange Square

8 Connaught Place, Central

Hong Kong

Dear Sir or Madam,

Connected Transaction: Acquisition of 100% Equity Interest of CUCBM – Rules 14.61 and 14.62 of the Listing Rules

We refer to the announcement of the Company dated 1 August 2019 in relation to the acquisition of 100% equity interest of CUCBM (the “Announcement”). Unless the context otherwise requires, terms defined in the Announcement shall have the same meanings when used herein.

We refer to the Valuation Report issued by CHINA UNITED ASSETS APPRAISAL GROUP CO., LTD (the “Independent Valuer”), in relation to the valuation of the fair value of the 100% equity interest of CUCBM as at 31 December 2018 (the “Valuation”). The Valuation was prepared based on the asset based approach and discounted cash flow approach, which constitutes a profit forecast pursuant to Rule 14.61 of the Listing Rules.

We have discussed with the Independent Valuer about different aspects including the bases and assumptions based upon which the Valuation was prepared, and reviewed the Valuation Report issued by the Independent Valuer. We have also considered the report from the Company’s reporting accountant, BDO SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP, dated 16 March 2019, regarding whether the profit forecast in the Valuation Report, so far as the accounting policies and calculations are concerned, has been properly complied with the bases and assumptions as set out in the Valuation Report. We have noted from the report from BDO SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP that the calculations of the discounted cash flows in the Valuation Report have been properly prepared.

Pursuant to the requirements of Rule 14.62(3) of the Listing Rules, on the basis of the above, the Board of the Company is of the opinion that the Valuation prepared by the Independent Valuer has been made with due care and careful enquiry.

Yours faithfully,

For and on behalf of the Board

CNOOC Limited

Independent non-executive Director

Chiu Sung Hong

APPENDIX II – REPORT FROM THE REPORTING ACCOUNTANT, BDO SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP

Special Review Report on the Calculations of the
Discounted Cash Flows in relation to
China United Coalbed Methane Limited

PCPAR [2019] No. ZG210001

CNOOC Limited (the “Company”)：

Upon the entrustment, we have reviewed the calculations of the discounted cash flows in the valuation report dated March 15, 2019 prepared by China United Assets Appraisal Group Co., Ltd. (the “Valuer”) regarding the 100% equity interest of China United Coalbed Methane Limited (the “Valuation Report”). The discounted cash flows valuation approach is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Restrictions on the Report Users and Purposes of Use

This report is only designed for reporting by the Company under Rule 14.62(2) of the Listing Rules, and may not be used for any other purposes. The signing certified accountants or the accounting firm is not liable for any consequences as a result of any improper uses of this report.

II.	Responsibility of the Company’s Directors (“Directors”) for the Discounted Cash Flows

The Directors are solely responsible for the preparation of the discounted cash flows in accordance with the bases and assumptions adopted by the Directors and set out in the Valuation Report. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted cash flows and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

III.	Auditors’ Responsibility

Our responsibility is to review the calculations of the discounted cash flows in the Valuation Report, as required under Rule 14.62(2) of the Listing Rules.

IV.	Summary of our Work Performed

The discounted cash flows are subject to future events and certain bases, and do not involve the adoption of accounting policies. We have performed our work according to our business terms and the Hong Kong Standard on Assurance Engagements No. 3000 (Revised), stating “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information,” issued by the Hong Kong Institute of Certified Public Accountants. This standard requires us to plan and perform our work to obtain reasonable assurance as to, so far as calculations are concerned, whether the Directors have properly compiled the discounted cash flows in accordance with the bases and assumptions set out in the Valuation Report. Therefore, our work is solely to assist Directors in reviewing whether the Valuer has properly compiled the Valuation based on the discounted future cash flows, and we do not express an opinion on the appropriateness or validity of the bases and assumptions of discounted cash flows, the estimated amount of the future cash flows, or the valuation thereof.

V.	Review Conclusion

Based on the above, we are of the opinion that, so far as the present state of affairs is concerned, the calculations of the discounted cash flows in the Valuation Report have been properly prepared in accordance with the bases and assumptions (as set out in the Valuation Report) adopted by Directors.

BDO CHINA SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP Shanghai, China

March 16, 2019